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                          February 9, 2023

       Brian Strem
       Chief Executive Officer
       KIORA PHARMACEUTICALS INC
       332 Encinitas Boulevard, Suite 102
       Encinitas, CA 92024

                                                        Re: KIORA
PHARMACEUTICALS INC
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-269570

       Dear Brian Strem:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert Petitt